September 7, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention:              Mr. Paul Cline

Senior Accountant

RE:         Response to SEC Staff Comments on

UnionBanCal Corporation Annual Report on

Form 10-K for the fiscal year ended December 31, 2006

File No. 001-15081

Dear Mr. Cline,

We refer to the comments of the SEC staff in your letter dated August 15, 2007 on the UnionBanCal Corporation filing listed above.

Below are the comments of the Staff transmitted in your letter dated August 15, 2007 together with our responses to those comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, page F-1

1.     We note your disclosure in footnote 8 to the selected financial data table that the allowance for credit loss ratios includes the allowances for loan losses and losses on off-balance sheet commitments.  Please revise here and throughout the document to exclude the amount of the allowance for losses on off-balance sheet commitments in the calculation of all allowance for credit loss ratios.

Response to Comment 1.  We acknowledge that the Commission has indicated that the ratio of the allowance for loan and lease losses to total loans is a requirement.   Therefore,

we will disclose this ratio with our September 30, 2007 Form 10-Q and continue to include our allowance for credit losses to total loans.  We believe that presenting the total of the allowances for credit losses (loans, leases and off-balance sheet commitments) provides additional information to our investors.

2.     Please revise to disclose your long-term obligations.  Refer to Instruction 2 to Item 301 of Regulation S-K.

Response to Comment 2.  Beginning with our September 30, 2007 Form 10-Q, we will revise our disclosure to provide the total of our long-term debt obligations in “Selected Financial Data.”

Change in the Total Allowances for Credit Losses, page F-26

3.     Please revise here and throughout the document to present your allowance for losses on off-balance sheet commitments separately from the allowance for loan losses for all periods presented in your document.  Refer to paragraph 8(e) of SOP 01-6.

Response to Comment 3.  In our telephone discussion with the Staff, you indicated that this comment refers to the lack of separate disclosure for the years ended December 31, 2002 and 2003 in the table on page F-26 and that, for the 2007 Annual Report on Form 10-K, you have requested that we revise our table to include the allowance for losses on off-balance sheet commitments for 2003.  We respectfully ask the Staff to consider our request not to revise this table when filing the 2007 Form 10-K but to provide a footnote disclosure that included in the allowance for loan losses was $86 million related to the allowance for losses on off-balance sheet commitments.  A revision to the table would require a restatement of our income statement for the year ended December 31, 2004 by reclassifying $3.6 million between the provision for loan losses and noninterest expense, an amount that is not material.  In addition, the reclassification between the two provisions would not affect the income statements for the years ending December 31, 2007, 2006 and 2005 that are presented on the Consolidated Statements of Income but would only affect the Selected Financial Data schedule.

Note 1 – Summary of Significant Accounting Policies and Nature of Operations

Trading Account Assets, page F-55

4.     Please revise to disclose the following information related to your trading activities for the periods presented:

a.     The amount of trading gains or losses reported in noninterest income.

b.     The portion of trading gains and losses that relates to trading securities still held at the reporting date.  Refer to paragraph 21(e) of SFAS 115.

c.     The amount of trading account liabilities.  Also include trading account liabilities in your disclosure of the fair value of financial instruments in Note 18.

Reponse to Comment 4.  We have a relatively small amount of trading activity, which is limited to government securities, foreign exchange contracts and a matched book of interest rate and energy derivative contracts that we enter into as accommodations for our customers.  However, as our trading activity may be expanding, we will provide all of the required disclosures for 2005, 2006 and 2007, as appropriate, in our 2007 Annual Report on Form 10-K.   We will separately disclose:

•      total trading gains and losses on the face of the Statements of Income;

•      the unrealized gains and losses for trading securities still held at December 31, 2007 in Note 1 under “Trading Account Assets”; and

•      the amount of trading account liabilities on the face of our Statements of Condition.  We will also disclose trading account liabilities in our Fair Value of Financial Instruments footnote disclosure.

Loans Held for Investment, Loans Held for Sale and Certain Loans Acquired at a Discount, page F-56

5.     You disclose that deferred net fees and costs related to loans held for investment are recognized in interest income generally over the contracted loan term using a method that generally produces a level yield on the unpaid loan balance.  Please revise to disclose which fees and costs are not recognized over the contracted loan term and which fees and costs are not recognized using a method that produces a level yield on the unpaid loan balance.

Response to Comment 5.   Starting in 2002, we used expected life for the amortization period of residential mortgage loans, which is allowed by SFAS 91.  However, we determined that the result was not materially different than using contractual maturity so we changed our amortization period to contractual life for any new originations beginning in 2005.

Due to systems limitations in our residential mortgage and commercial loan systems, our deferred fees and costs are amortized straight-line over the life of the loans.  Based upon our analysis, this method has not produced a result that is materially different from the effective yield method.

Allowance for Loan Losses, page F-57

6.     Based on your disclosures here and on page F-20, we note that your specific allowance for impaired loans may be calculated by a method other than one prescribed by SFAS 114.  Your non-SFAS 114 methodologies include a range of probable outcomes based on certain qualitative factors that have yet to manifest themselves in the other impairment measurements.  Please:

a.     Describe for us your non-SFAS 114 methodologies in detail;

b.     Identify the qualitative factors you use and tell us why these factors have yet to manifest themselves in your other impairment measurements; and

c.     Tell us how your methodology is consistent with the guidance in SFAS 114.

Response to Comment 6.  Our specific allowance may be comprised of the impairment allowance for SFAS 114 loans as well as an allowance for non-SFAS 114 loans.  Impaired loans within the scope of SFAS 114 are measured for impairment pursuant to SFAS 114.  Non-SFAS 114 loans may be impaired leases, which are not covered by SFAS 114, or loans that are not impaired loans but where an event has taken place that has not manifested itself as of the reporting date within the formula allowance.  Although it has been some time since we have recorded a specific allowance for a group of loans that was not impaired, we have used the specific allowance to hold reserves for a specific event such as a crisis in Pacific Rim countries.   At that time, we looked at those credits extended to borrowers either located or doing business in Pacific Rim countries and, based on the conditions in the various countries, estimated a range of loss probable of occurring, with the excess over the amount produced by the formula allowance included in the specific allowance.  Although we now evaluate those types of conditions as part of the attribution of our unallocated allowance for credit losses, there may be situations in which a group of individual borrowers are impacted in such a way that it would be more appropriate to reflect a specific allowance directly to those exposures.

We believe that our disclosure on page F-20 provides adequate disclosure regarding the use of a SFAS 114 impairment allowance or other methods as two distinct components of our specific allowance.  However, we acknowledge that our disclosure of the specific allowance on pages F-57 and F-58 may lead a reader to believe that the specific allowance is only for impaired loans.  In our 2007 Annual Report on Form 10-K, we will revise our disclosure on pages F-57 and F-58 consistent with the disclosures on F-20.  Additionally, we will revise our disclosures to indicate that the specific allowance is also used for impaired leases that are not covered by the impairment allowance methodologies of SFAS 114.

7.     For loans specifically identified as impaired, please tell us if you establish an allowance in additional to the one measured under SFAS 114.  If you do, please tell us how your policy is consistent with the guidance in Q&A #11 included in EITF Topic D-80.

Response to Comment 7.  We do not establish an allowance for SFAS 114 impaired loans other than that prescribed by SFAS 114.

8.     We note you disclose that “impairment is recognized as a component of the existing allowance for loan losses.”  Please tell us specifically how your SFAS 114 impairment measurement interrelates with your calculations of the formula allowance, the specific allowance and the unallocated allowance.  Please provide us an example of how a loan identified as impaired is included in the formula allowance, specific allowance, unallocated allowance and your SFAS 114 impairment allowance.

Response to Comment 8.  The impairment allowance for SFAS 114 loans is a component of the specific allowance of the total allowance for loan losses.  The SFAS

114 impairment allowance does not interrelate with our calculations of the formula allowance or the unallocated allowance.

Intangible Assets, page F-58

9.     Please revise to disclose the nature of your “rights-to-expiration” intangible asset and describe the contractual rights provided by this asset.

Response to Comment 9.  Our identifiable intangible asset,”rights-to-expiration,” is an asset acquired in the purchase of an insurance agency business that represents the estimated value that an insurance policy will continue to be renewed at the end of the policy date.  The intangible asset is similar to a core deposit intangible from the acquisition of deposits of a financial institution.  Since all of our identifiable intangible assets are separately identified in Note 5, page F-73, as required by SFAS 142, we believe that our disclosures are adequate.

Foreign Currency Translation, page F-60

10.   Please revise to clarify which exchange rates you use related to foreign currency transactions and the translation of foreign currency financial statements.

Response to Comment 10.  The exchange rates we use are consistent with the guidance in SFAS 52.  We use average monthly rates for income statement items and spot rate at the reporting date for balance sheet items.  In our 2007 Annual Report on Form 10-K, we will revise our disclosure regarding our accounting policy on foreign currency translation and transaction gains and losses to specifically describe the rates used.

Note 3 – Securities, page F-67

11.   Please refer to the guidance of paragraph 21 of EITF 03-1, which requires that certain information be disclosed as of each balance sheet date presented.  Please revise to provide a table of available-for-sale investments with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005.

Response to Comment 11.  We acknowledge that the guidance in EITF 03-1 is required and we will include both December 31, 2006 and December 31, 2007 tables in our 2007 Annual Report on Form 10-K.

12.   Please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not, such as securities issued by government-sponsored enterprises.  Additional information is available in Section II.H.2 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC’s web-site.

Response to Comment 12.  Disclosures separately classifying securities that are legally backed by the full faith and credit of the U.S. government and those that are not have been made in Note 3 on page F-69.

Note 5 – Goodwill and Other Intangible Assets, page F-73

13.   We note you reduced goodwill by $24 million in 2004 related to a correction of an error in the recognition of deferred taxes related to certain bank acquisitions.  Please provide us the facts and circumstances regarding the correction of an error.  Specifically tell us if the adjustment occurred during the allocation period and the authoritative guidance on which you rely for your accounting treatment.  Refer to paragraphs 40 and 41 of SFAS 141.

Response to Comment 13.  In 2004, we discovered that we had not properly recorded deferred income taxes on purchase accounting adjustments in connection with our bank acquisitions.  These acquisitions were tax-free mergers for federal income tax purposes, and therefore, the tax basis of the assets acquired remain at their historical costs rather than adjusted to fair market value at the acquisition date.  As a result, a deferred tax asset or liability should have been recorded at the acquisition date for all purchase accounting adjustments, except for goodwill.  When we discovered the error, we reviewed all of the appropriate purchase accounting adjustments for the bank acquisitions and made the necessary corrections.  Since the error was not material, we did not restate but identified the adjustments of the two balance sheet accounts as a correction of an error.  The increase in deferred tax assets decreased the carrying amount of goodwill related to the bank acquisitions.  The accounting for deferred income taxes related to nontaxable business combinations is addressed in paragraphs 30 and 260 of SFAS 109.

We believe that the correction of an error is not a preacquisition contingency that would have been subject to the allocation period and the guidance described in paragraphs 40 and 41 of SFAS 141.  Therefore, the allocation period was not applicable to our situation.

Note 12 – Borrowed Funds, page F-86

14.   Please revise to disclose the following information related to the assumed mortgage notes related to your administrative facility:

a.     The name of the entity from which you assumed the debt.

b.     Disclosing whether the entity is a related party.

c.     The amount of debt assumed.

d.     The amount of consideration you received for assuming the debt.

e.     The business purposes for assuming the debt.

Response to Comment 14.  We assumed the mortgage notes from an unrelated third party when we purchased our administrative facility.  The outstanding balance of these notes is $29.3 million, which we do not consider material.  In our 2007 Annual Report on

Form 10-K, we will provide additional disclosure that the notes were assumed from an unrelated third party.  Since the amount outstanding is not material, we believe that this disclosure, with the additional information that the notes were assumed from an unrelated third party, will be sufficient.

15.   Please revise to disclose the nature of and significant terms of debt included in “Other Borrowed Funds”.

Response to Comment 15.  In our 2007 Annual Report on Form 10-K, we will provide separate disclosure of our borrowings from the Federal Home Loan Bank, which are included in “Other Borrowed Funds.”  For the years ended December 31, 2006 and 2007, we will separately provide the maximum outstanding at any given month end, the average balance during the year and the weighted average interest rate during the year.

*     *    *

In connection with responding to the comments of the Staff, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 415-765-2595 or Jacqueline Bean at 415-765-2742 if you have any questions or comments regarding the foregoing.  Please note that Jacqui will be away on vacation from September 12 to October 1, 2007.  In the event that you are unable to reach me, you may also call David Anderson, Corporate Controller, at 415-765-2905.

Sincerely yours,

David I. Matson
Vice Chairman and
Chief Financial Officer

cc:	Michael Volley, Senior Accountant U.S. Securities and Exchange Commission Masaaki Tanaka President and Chief Executive Officer, UnionBanCal Corporation